August 7, 2006

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.WE

Washington, DC 20549

Attn: Kevin W. Vaughn, Accounting Branch Chief

Re:	Mellon Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 3, 2006
File No. 001-7410

Dear Mr. Vaughn:

We have reviewed and discussed your July 28, 2006 follow-up comments to our July 20, 2006 response letter regarding your review of our 2005 Form 10-K. We continue to appreciate and welcome your assistance in ensuring that we comply with all applicable disclosure requirements and helping us enhance overall disclosures in our filings.

In this letter we have included your comments verbatim, each numbered as in your July 28, 2006 letter and followed by our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Corporate Risk Management

Interest Rate Sensitivity Analysis – Fair value hedges, page 47

1.	We note your response to comment 1 of our letter dated June 23, 2006 concerning your hedges of junior subordinated debentures. We agree with your conclusion that these hedges do not qualify for shortcut accounting treatment under paragraph 68 of SFAS 133. We object, however, to your determination that the prior application of shortcut accounting to these hedges was not an error. We believe that the interest deferral feature in your junior subordinated debentures violates the provisions of paragraph 68(e) of SFAS 133. As such hedges do not meet all of the conditions set forth in paragraph 68, application of the shortcut method was/is not permissible. Since you have applied the shortcut method to these hedges since inception you have not performed the required retrospective and prospective effectiveness assessments for each period. Therefore, it is our position that you have not met the requirements for fair value hedge accounting with respect to such hedges. Please restate your financial statements for all applicable periods to reflect no hedge accounting for your hedges of junior subordinated debentures.

U.S. Securities and Exchange Commission

August 7, 2006

Response

In our initial response, we set forth our reasoned approach to each of the criteria under SFAS 133, paragraph 68, supporting our accounting decision that the shortcut method was available to account for the fair value hedge of our junior subordinated debentures. We now understand, however, that the interest deferral feature common to virtually all junior subordinated debentures, which qualify for Tier 1 capital treatment, issued by bank holding companies, is viewed as precluding the ability to apply the shortcut method to the fair value hedge of the junior subordinated debentures. We understand and accept the Staff’s position on shortcut hedge accounting relating to its application to hedges of subordinated debentures with interest deferral features.

In accordance with SAB 99 (“Materiality”), we have evaluated the quantitative and qualitative impact of never having met the criteria for applying hedge accounting on each applicable reporting period. Our analysis also included an evaluation of the effect of recording a cumulative correction entry. After discussions with our independent auditors and our Audit Committee, we concluded that the effect of the loss of hedge accounting was not material to any of our financial statements filed on either Form 10-K or Form 10-Q for the applicable periods since hedge inception. The cumulative impact to record the adjustment in the second quarter of 2006 was also not deemed material. Therefore, we will reflect an adjustment in our June 30, 2006 Form 10-Q reported results to adjust for the cumulative effect of this error. We will also file a new Form 8-K highlighting the cumulative correction adjustment.

Our conclusion to correct the error in the current period is based upon the results of our SAB 99 analysis, which indicates that the correction (i.e., not applying fair value hedge accounting to the junior subordinated debentures) would have reduced annual reported net income by 2.1% or less for the fiscal years in the three year period ended December 31, 2005, and would have reduced net income by 2.5% and 2.0% for the quarters ended March 31, 2006 and June 30, 2006, respectively, and would have had a cumulative after-tax increase to beginning equity of approximately 1% at January 1, 2003. The impact on continuing operations diluted EPS would have been a range from 0% to 4.1% for the same periods. Additionally, the overstatement of quarterly net income during the three year period ended December 31, 2005 does not exceed 6%, except for the quarter ended June 30, 2004, which was overstated by 12%. We considered APB 28, paragraph 29, in concluding that the impact to the June 30, 2004 quarter was not material enough to restate, since the impact on the full year 2004 net income was less than $1 million and was not material to that year.

U.S. Securities and Exchange Commission

August 7, 2006

In addition, we considered the relevant qualitative factors in assessing materiality under SAB 99:

•	The correction adjustments if made to prior periods would not have changed our reported results of operations from income to loss for any applicable periods.

•	The correction adjustments if made to prior periods would not affect any operating sector results and, accordingly, do not concern or adjust an operating sector “that has been identified as playing a significant role in (our) operations or profitability.”

•	The correction adjustments not made to prior periods would not have been expected to impact analysts’ views and would not have hidden a failure to meet analysts’ expectations.

•	The correction adjustments if made to prior periods would not materially affect our compliance with regulatory requirements or any other covenants or contractual requirements. Our Tier 1 capital ratio was well above the 6.00% minimum required amount throughout the applicable periods and would have been higher for all prior periods if adjusted.

•	The correction adjustments if made to prior periods would not affect individual senior management compensation or incentives for any of the applicable periods.

•	The correction adjustment does not involve any prohibited or unlawful transaction.

•	The correction adjustment arises from lack of “clarity of authoritative accounting guidance” as demonstrated by the number of restatements due to current SFAS 133 reinterpretations, including guidance not offered through the typical FASB process of proposal, due diligence and amendment. The fact that so many informed, well-intentioned registrants applying this 1998 statement now are found to be in error is indicative that its clarity could be improved. SAB 99 states in instances “where reasonable minds may differ about the appropriate accounting treatment of a financial statement item, a failure to correct it may not render the registrant’s financial statements inaccurate in reasonable detail.”

At June 30, 2006, we reclassified the interest rate swaps as trading instruments and the cumulative change in the fair value of the previously designated hedged item increased previously reported pretax income by $2 million ($1 million, net of tax) and was recorded in Other noninterest revenue on our Consolidated Income Statement.

2.	In response to comment 1 you indicate that you apply the shortcut method of assessing hedge effectiveness to interest rate swaps hedging certain certificates of deposit. Please tell us whether any of your hedged certificates of deposits are brokered deposits. If so please tell us how the broker commissions are paid and whether they are factored into the terms of the swap. If such fees were factored into the terms of the swap, please tell us how this impacts your application of the shortcut method, specifically the requirements under paragraph 68(b) of SFAS 133.

U.S. Securities and Exchange Commission

August 7, 2006

Response:

The hedged certificates of deposit were not brokered deposits, no broker commissions were paid, and accordingly, the related interest rate swaps were done at market (zero fair value at inception) with no such fees factored into their terms.

The responses included in this letter were discussed with and agreed to by our independent auditors. The cumulative correction adjustment of an error was reviewed with our Audit Committee.

We hope the above information is responsive to your comments. Please contact me at 412-236-2054 if you require additional information or wish to discuss any of the information provided. If you have more technical accounting questions, please feel free to contact Michael K. Hughey, Mellon’s Corporate Controller, at (412) 234-5666.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing.

•	Enhancements to disclosures in future filings in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A manually signed signature page was executed prior to the time of this electronic filing and will be retained by the Corporation for five years.

Sincerely,

/s/ Michael A. Bryson
Michael A. Bryson
Chief Financial Officer

cc: Michael K. Hughey